Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

May 29, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

TransAct Energy, Inc.

Post-effective Amendment No. 1

to the Registration Statement on Form S-1

File No.  333-151574

Division of Corporation Finance:

TransAct Energy, Inc. (the “Company”) is filing through EDGAR and pursuant to the provisions of Regulation S-T the above-identified post-effective amendment.  The post-effective amendment has been updated to extend the offering period until August 31, 2009.

On behalf of the Company, I request your prompt attention to this post-effective amendment.  The Company desires that the post-effective amendment becomes effective by June 1, 2009.

Please feel free to call me at (435) 688-7317 if there is anything I, or the Company, can do to facilitate your review of this post-effective amendment.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law